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                               August 11, 2023

       Christopher DiFrancesco
       General Counsel and Secretary
       Telesat Corp
       c/o Telesat Canada
       160 Elgin Street
       Suite 2100
       Ottawa, Ontario, Canada
       K2P 2P7

                                                        Re: Telesat Corp
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-41083

       Dear Christopher DiFrancesco:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022, Filed on March 29, 2023

       Telesat Partnership LP, page 1

   1. Please tell us why Telesat Partnership is no longer identified as a co-registrant on the cover of your Form
20-F. Also tell us of your consideration of whether a Form 15F should have been filed
by the partnership.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Joseph
Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
 Christopher DiFrancesco
Telesat Corp
August 11, 2023
Page 2

Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.



FirstName LastNameChristopher DiFrancesco                 Sincerely,
Comapany NameTelesat Corp
                                                          Division of
Corporation Finance
August 11, 2023 Page 2                                    Office of Technology
FirstName LastName